Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

T: 617-951-7000

Sarah Clinton
617-951-7375
Sarah.Clinton@ropesgray.com

August 8, 2017

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Mr. Tony Burak

Re: GMO Trust (File Nos. 002-98772 and 811-04347) and GMO Series Trust (File Nos. 333-174627 and 811-22564) (each, as applicable, the “Registrant” and together, the “Registrants”)

Ladies and Gentlemen:

On June 15, 2017, Mr. Tony Burak (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Sarah Clinton and Abigail Jeck of Ropes & Gray LLP regarding (i) the February 28, 2017 Annual Reports to shareholders of GMO Trust, filed under the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-CSR on May 3, 2017 for each series of GMO Trust listed in Appendix A (each, an “Institutional Fund”); and (ii) the February 28, 2017 Annual Report to shareholders of GMO Series Trust, filed under the 1940 Act on Form N-CSR on May 3, 2017 for each series of GMO Series Trust listed in Appendix B (each, a “Series Trust Fund,” and collectively with the Institutional Funds, the “Funds”).

The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence. Accordingly, responses to the Staff Reviewer’s comments on the Annual Reports are set forth below.

GMO Trust

1.	Note 1 to the Financial Statements for certain Institutional Funds states that such Funds may invest primarily or without limitation in other GMO Funds (“underlying funds”) and that the financial statements of the underlying funds should be read in conjunction with the Funds’ financial statements. When this is the case, please add additional disclosure indicating that the financial statements of such underlying funds are available without charge at the SEC’s website and, if applicable, the Trust’s website.

Response: The Registrant will add the requested disclosure, where applicable, in future annual reports.

2.	The relevant Schedules of Investments indicate that, as of the end of the fiscal year, (i) GMO International Developed Equity Allocation Fund invested approximately 90% of its assets in GMO International Equity Fund; and (ii) GMO Benchmark-Free Allocation Fund invested approximately 78% of its assets in GMO Implementation Fund. Please note the Staff’s position in the November 7, 1997 Dear CFO Letter that a top tier fund that invests a significant portion of its assets in a single underlying fund should consider accompanying its financial statements with those of the underlying fund in which it invests.

Response: The Registrant acknowledges the Staff’s position in the November 7, 1997 Dear CFO Letter that “[w]hen a top tier fund has a significant amount of its portfolio invested in a single underlying fund. . ., registrants should consider providing additional financial information to shareholders” and that, as an example, the “top tier fund should consider accompanying its financial statements with those of the underlying fund.” The Registrant notes that each of the relevant underlying funds, GMO International Equity Fund and GMO Implementation Fund, are series of GMO Trust and, as such, the financial statements for those underlying funds are contained in the same N-CSR filing as the financial statements for GMO International Developed Equity Allocation Fund and GMO Benchmark-Free Allocation Fund. Furthermore, the financial statements for GMO Implementation Fund are contained in the same Annual Report as those of GMO Benchmark-Free Allocation Fund, so shareholders of GMO Benchmark-Free Allocation Fund receive GMO Implementation Fund’s financial statements alongside those of GMO Benchmark-Free Allocation Fund. The Annual Report of GMO International Equity Fund is made available to shareholders of GMO International Developed Equity Allocation Fund via request at no cost, is available on the Trust’s website, and is publicly available on the SEC’s website. The Registrant notes that Note 1 to the Financial Statements included in the Annual Report of GMO International Developed Equity Allocation Fund and GMO Benchmark-Free Allocation Fund states that the financial statements of the underlying funds should be read in conjunction with the Funds’ financial statements and, as noted in response to Comment 1 above, will in future annual reports include disclosure indicating that the financial statements of underlying funds are available without charge at the SEC’s website and, if applicable, the Trust’s website. Additionally, the Registrant notes that it provides additional financial information regarding the underlying funds to shareholders through the presentation of certain information (e.g., investment concentration) on a look-through basis and presentation of additional selected information about the underlying funds (e.g., indirect investment risks, valuation methodologies, and expenses) in the applicable Funds’ Annual Report.

3.	The Staff notes that GMO Opportunistic Income Fund and GMO International Small Companies Fund each compared its performance to a different broad-based securities market index this fiscal year than the one it used during the previous fiscal year. The Staff further notes that only the new index is shown in the line graph contained in the “Management Discussion and Analysis of Fund Performance” section of each Fund’s Annual Report. Please note that Instruction 7 to Item 27(b)(7) of Form N-1A states that “[i]f the Fund uses an index that is different from the one used for the immediately preceding fiscal year … compare the Fund’s annual change in the value of an investment in the hypothetical account with the new and former indexes.” (emphasis added)

In addition, the Staff notes that Instruction 7 to Item 27(b)(7) of Form N-1A provides that when a “Fund uses an index that is different from the one used for the immediately preceding fiscal year” the Registrant must “explain the reasons for the change.” The Annual Report for GMO International Small Companies Fund does not include an explanation of why the Fund changed its broad-based securities market index. If a Fund changes its broad-based securities market index in the future, please include an explanation of the reasons for the change as required by Form N-1A.

Response: The Registrant acknowledges Instruction 7 to Item 27(b)(7) of Form N-1A and, for any Fund that changes its broad-based securities market index during the relevant fiscal year, it will include both the new and former indexes in the line graph contained in the “Management Discussion and Analysis of Fund Performance” section of the annual report, along with an explanation of the reasons for the change.

4.	The Staff notes that GMO Implementation Fund compared its performance to that of the Consumer Price Index in the line graph contained in the “Management Discussion and Analysis of Fund Performance” section of the Fund’s Annual Report. Please note that Item 27(b)(7) of Form N-1A requires that Fund performance be compared to an “appropriate broad-based securities market index.” Pursuant to Instruction 6 to Item 27(b)(7) of Form N-1A, in addition to the appropriate broad-based securities market index, Fund performance may also be compared to a non-securities index, such as the Consumer Price Index, so long as the comparison is not misleading. In future annual reports, please compare the Fund’s performance to that of an “appropriate broad-based securities market index” in addition to or in lieu of the Consumer Price Index.

Response: In future annual reports, the Registrant will compare the performance of GMO Implementation Fund to an appropriate broad-based securities market index in accordance with the requirements of Item 27(b)(7) of Form N-1A.

5.	The Staff notes that the portfolio turnover rate for GMO Emerging Domestic Opportunities Fund has exceeded 200% for each of the last five fiscal years, as reported in the “Financial Highlights” for the Fund. The Staff further notes that the strategy and risk disclosure in the Fund’s prospectus does not include disclosure regarding active trading. Please confirm whether active trading is a principal investment strategy for this Fund and, if so, please include strategy and risk disclosure regarding active trading in the Fund’s prospectus.

Response: The Registrant confirms that active trading is not a principal investment strategy of GMO Emerging Domestic Opportunities Fund.

6.	The Staff notes that Note 2 to the Financial Statements included in the Annual Report for GMO Emerging Country Debt Fund and GMO Opportunistic Income Fund discloses significant net aggregate direct and indirect exposure to investments in securities and/or derivatives using Level 3 valuations as of February 28, 2017 for GMO Emerging Country Debt Fund and GMO Opportunistic Income Fund. Note that for “recurring fair value measurements categorized within Level 3 of the fair value hierarchy,” FASB ASC 820-10-50-2(g) requires “a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement.” Please identify where this sensitivity analysis appears within the Notes to Financial Statements included in the Annual Report for the Funds or explain why the Level 3 sensitivity analysis was not included. If appropriate, please undertake to include such a sensitivity analysis in future annual reports.

Response: The Registrant notes that the referenced requirement of FASB ASC 820-10-50-2(g) is addressed by the table on page 69 of the Annual Report for GMO Emerging Country Debt Fund and GMO Opportunistic Income Fund in the “Securities and derivatives” section of Note 2 to Financial Statements. Of the GMO Emerging Country Debt Fund and GMO Opportunistic Income Fund holdings for which Level 3 valuations were used as of February 28, 2017, only 2% and 1%, respectively, were fair valued using methods determined in good faith by or at the direction of the Funds’ Board of Trustees. Other than the securities covered by the footnotes to the table on page 69 (for which the specific valuation inputs are provided), the Funds did not have material holdings that were fair valued using methods determined in good faith by or at the direction of the Trustees. The majority of the remaining holdings categorized as Level 3 for GMO Emerging Country Debt Fund and GMO Opportunistic Income Fund were valued using unadjusted prices supplied by a third-party pricing source. The Registrant submits that a sensitivity analysis is not needed for unadjusted third-party valuations because the quantitative unobservable inputs used in the valuation are developed by the respective third parties and are not reasonably available to the Funds.

7.	The Staff notes the disclosure for certain Institutional Funds in the Notes to Financial Statements for those Funds that the Funds’ adviser, Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”), has contractually agreed to waive or reduce certain fees and expenses of the Funds. Please confirm whether GMO is permitted to recoup any of the fees and/or expenses it bears pursuant to these arrangements. If fees and expenses are subject to recoupment by GMO, please disclose the potential recoupment and terms thereof in the fee tables included in the prospectus for the applicable Institutional Funds and in the Notes to Financial Statements contained in future annual reports.

Response: The Registrant confirms that, as of the date of GMO Trust’s Form N-CSR filing, there were no Institutional Funds with fees and expenses subject to recoupment by GMO; however, recoupment policies were implemented for certain Institutional Funds as of July 1, 2017. The Registrant confirms that in each case in which GMO is permitted to recoup a portion of the fees and/or expenses it bears pursuant to contractual fee waivers for an Institutional Fund, the potential recoupment and terms thereof are disclosed in the footnotes to the fee tables contained in the Fund’s prospectus dated June 30, 2017 and, in the future, also will be disclosed in the Notes to Financial Statements contained in the relevant annual reports.

8.	The Staff notes that certain Institutional Funds charge purchase premiums (as a percentage of the amount invested) or redemption fees (as a percentage of the amount redeemed), the total amounts of which are disclosed in Note 9 to the Financial Statements. For certain Funds, detailed in the chart below, the Staff notes that the purchase premiums and/or redemption fees paid during the fiscal year ended February 28, 2017 exceed the percentage amount of the fees set forth in the prospectus dated June 30, 2016. Please explain this discrepancy. (Please note that the use of dashes in the chart below indicates that the corresponding value is not part of this inquiry, not that the corresponding value is zero.)

	Fee Rate Disclosed in Prospectus dated June 30, 2016		Fee Paid by the Fund
Fund	Purchase	Redemption	Purchase	Redemption
GMO Foreign Small Companies Fund
Class IV	0.50%	0.50%	9.33%	.70%
GMO Resources Fund
Class IV	0.30%	-	1.15%	-
GMO Risk Premium Fund
Class III	-	0.15%	-	0.19%
GMO Emerging Domestic Opportunities Fund
Class V	-	0.80%	-	1.09%
Class VI	-	0.80%	-	2.13%
GMO Emerging Markets Fund
Class II	0.80%	-	0.86%	-
Class III	-	0.80%	-	102.32%*
GMO Benchmark-Free Allocation Fund
Class IV	-	0.20%	-	0.40%

*For Class III shares of GMO Emerging Markets Fund, the amount of redemption fees ($604,396) exceeded the amount of redemptions during the year ($590,715).

Response: The Registrant submits that the purchase premium and redemption fee amounts shown in Note 9 to the Financial Statements reflect the amounts allocated to each class of shares of an applicable Fund from the receipt of Fund-wide purchases and redemptions. A redemption fee paid by a redeeming Class IV shareholder of a Fund, for example, is paid for the benefit of all Fund shareholders, rather than for the benefit of only Class IV shareholders. Therefore, shareholders of Class III shares of that Fund, for example, would be allocated a portion of the redemption fee payment even though it was not a Class III shareholder that redeemed. The Registrant notes that, on the other hand, the purchase premium and redemption fee amounts set forth in the GMO Trust prospectus represent a percentage of the amount a shareholder of a given class invested or redeemed. For this reason, the purchase premium and redemption fee amounts shown in Note 9 to the Financial Statements do not correspond to the purchase premium and redemption fee amounts shown in the prospectus for each respective class. The Registrant confirms that the purchase premiums and redemption fees actually charged by the Funds during the fiscal year ended February 28, 2017 were equal to or less than the fees disclosed in the GMO Trust prospectus dated June 30, 2016.

GMO Series Trust

9.	Note 1 to the Financial Statements for the Series Trust Funds states that each Series Trust Fund invests substantially all of its assets in shares of an Institutional Fund. Please note the Staff’s position in the November 7, 1997 Dear CFO Letter that a feeder fund should consider accompanying its financial statements with those of the master fund.

Response: The Registrant acknowledges the Staff’s position in the November 7, 1997 Dear CFO Letter that “[w]hen a top tier fund has a significant amount of its portfolio invested in a single underlying fund. . ., registrants should consider providing additional financial information to shareholders” and that, as an example, the “top tier fund should consider accompanying its financial statements with those of the underlying fund.” The Registrant confirms that each Series Trust Fund distributes to its shareholders the financial statements of the corresponding Institutional Fund in which it invests along with its own financial statements. In addition, the Registrant notes that the Annual Report of each Series Trust Fund states that the financial statements of the Fund should be read in conjunction with the financial statements of the corresponding Institutional Fund and the other GMO Trust Funds in which such Institutional Fund invests (the “Underlying Institutional Funds”). As noted in the Annual Report of the Series Trust Funds, the financial statements of the Institutional Funds and Underlying Institutional Funds are publicly available on the SEC’s website. Additionally, the Registrant notes that it provides additional financial information to shareholders through the presentation of certain information (e.g., investment concentration) on a look-through basis and presentation of additional selected information about the Institutional Funds and their Underlying Institutional Funds (e.g., indirect investment risks, valuation methodologies and levels, expenses, portfolio turnover, premium on cash purchases, and fee on cash redemptions) in the Series Trust Funds’ Annual Report.

10.	The Staff notes that GMO Global Asset Allocation Series Fund compared its performance to that of the GMO Global Asset Allocation Index, a blended index, in the “Management Discussion and Analysis of Fund Performance” section of the Fund’s Annual Report. Please note that Item 27(b)(7) of Form N-1A requires that Fund performance be compared to an “appropriate broad-based securities market index,” which is described in Instruction 5 to Item 27(b)(7) as an index “that is administered by an organization that is not an affiliated person of the Fund … .” In future annual reports, please compare the performance of GMO Global Asset Allocation Series Fund to an appropriate broad-based securities market index, which could be, for example, one of the components of the GMO Global Asset Allocation Index.

Response: The Registrant believes that its static-weighted, blended index (i.e., 65% MSCI ACWI/35% Bloomberg Barclays U.S. Aggregate Index) qualifies as an appropriate broad-based securities market index, as defined by Form N-1A. The Registrant is aware that other fund complexes use blended indexes as broad-based securities market indexes and believes its approach is consistent with the limited guidance from the SEC and its Staff regarding the definition and purpose of an appropriate broad-based securities market index.

Instruction 5 to Item 27(b)(7) of Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant notes that the SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”1 The Registrant further notes that SEC guidance provides a fund with “a significant degree of flexibility to select an index that it believes best reflects the markets in which the Fund invests.”2

The Registrant submits that, consistent with Instruction 5 to Item 27(b)(7), each component index is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, and thus qualifies as a broad-based securities market index. Moreover, the Registrant believes that the blended index provides a helpful and appropriate comparison for investors to evaluate the Fund’s performance and risks and may be more reflective of the market for the principal investments of a fund like GMO Global Asset Allocation Series Fund, which has investment exposure to a broad range of asset classes and strategies through underlying fund investments. To the extent that there are any changes to the blended index in future periods, the Registrant will include appropriate disclosure.

GMO Trust and Series Trust

11.	Note 11 to the Financial Statements contained in the Annual Report for GMO International Large/Mid Cap Equity Fund indicates that subsequent to February 28, 2017, the Fund received redemption requests in the amount of $51,327,010. Similarly, Note 12 to the Financial Statements contained in the Annual Report for GMO Global Equity Allocation Series Fund indicates that subsequent to February 28, 2017, the Fund received redemption requests in the amount of $3,916,756. Please discuss whether these Funds have changed their fee structures in response to these redemptions.

Response: The Registrant confirms that neither GMO International Large/Mid Cap Equity Fund nor GMO Global Equity Allocation Series Fund has changed its fee structure in response to recent redemption activity.

12.	Item 27(b)(6) of Form N-1A indicates that an annual report to shareholders must contain “[a] statement that the SAI includes additional information about Fund directors and is available, without charge, upon request, and a toll-free (or collect) telephone number for shareholders to call to request the SAI.” Please include this information in future annual reports.

Response: The Registrants will include this information, where applicable, in future annual reports.

1 Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-23064 (Mar. 13, 1998).

2 Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990).

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If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7375.

Very truly yours,

/s/ Sarah Clinton

Sarah Clinton

cc:

Douglas Y. Charton, Esq.

Thomas R. Hiller, Esq.

Appendix A: GMO Trust Funds

Asset Allocation Bond Fund

Core Plus Bond Fund

Currency Hedged International Bond Fund

Emerging Country Debt Fund

Opportunistic Income Fund (formerly Debt Opportunities Fund)

U.S. Treasury Fund

Foreign Fund

Foreign Small Companies Fund

International Small Companies Fund

International Equity Fund

International Large/Mid Cap Equity Fund

Quality Fund

Resources Fund

Risk Premium Fund

Tax-Managed International Equities Fund

U.S. Equity Allocation Fund

Emerging Countries Fund

Emerging Domestic Opportunities Fund

Emerging Markets Fund

Taiwan Fund

Alpha Only Fund

Benchmark-Free Allocation Fund

Benchmark-Free Fund

Global Asset Allocation Fund

Global Developed Equity Allocation Fund

Global Equity Allocation Fund

Implementation Fund

International Developed Equity Allocation Fund

International Equity Allocation Fund

SGM Major Markets Fund

Special Opportunities Fund

Strategic Opportunities Allocation Fund

Appendix A

Appendix B: GMO Series Trust Funds

Benchmark-Free Allocation Series Fund

Emerging Countries Series Fund

Global Asset Allocation Series Fund

Global Equity Allocation Series Fund

International Developed Equity Allocation Series Fund

International Equity Allocation Series Fund

Appendix B